Exhibit 99.8

Evans & Evans, inc.

SUITE 130, 3RD FLOOR, BENTALL II, 555 BURRARD STREET VANCOUVER, BRITISH COLUMBIA CANADA V7X 1M8	19TH FLOOR, 700 2ND STREET SW CALGARY, ALBERTA CANADA T2P 2W2	357 BAY STREET TORONTO, ONTARIO CANADA M5H 4A6

Consent of Expert

We consent to the reference to our Firm under the caption “Interest of Experts” in the Prospectus Supplement, dated March 20, 2025, that is incorporated by reference into the registration statement on Form-10 (the “Form F-10”) of SolarBank Corporation.

Evans & Evans, Inc.

Vancouver, British Columbia

March 20, 2025

Tel: (604) 408-2222 | www.evansevans.com